UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Clarifications on CVM/B3 questionings

Banco Bradesco S.A. (“Bradesco” or “Bank”) hereby provides the clarifications requested by the Superintendence of Company Relations of the Brazilian Securities and Exchange Commission (“CVM”), pursuant to Official Letter No. 152/2026/CVM/SEP/GEA-1, dated April 14, 2026 (“Official Letter”).

The Official Letter refers to a news article published on April 14, 2026 in the newspaper Correio Braziliense, entitled: "BTG evaluates BRB assets”, which states, among other assertions, that Bradesco and Itaú Unibanco S.A. (“Itaú”) would have negotiated with BRB Banco de Brasília S.A. (“BRB”) the acquisition of loan portfolios totaling one billion reais, granted to states and municipalities with authorization from the Federal Union.

In this regard, Bradesco clarifies that, through a consortium formed with Itaú, in which each institution holds an equivalent fifty percent (50%) participation, it is indeed acquiring loan portfolios originated by BRB granted to states and municipalities. However, the total value of such transactions is lower than the amount reported in the aforementioned news article. All transactions have been duly authorized by the Federal Union and a portion of them has already been fully settled.

The transaction and its expected return are not considered material when compared to Bradesco´s total loan portfolio or its overall expected profitability, which excludes the disclosure of a material fact.

Bradesco reiterates its commitment, in accordance with applicable legislation, particularly CVM Resolution No. 44/2021, to timely disclose to the market any material facts related to its activities, transactions or projections.

Cidade de Deus, Osasco, April 15, 2026

Sincerely,

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

Clarifications on CVM/B3 questionings

“Official Letter No. 152/2026/CVM/SEP/GEA-1

Rio de Janeiro, April 14, 2026.

To Mr.

ANDRÉ COSTA CARVALHO

Investor Relations Officer of

BCO BRADESCO S.A.

Núcleo Cidade de Deus, sem nº, Vila Yara

Osasco-SP

CEP: 06029-900

Email: diretoria_ri@bradesco.com.br

c/c: emissores@b3.com.br; diane.freo@b3.com.br

Subject: Request for clarifications on news - CVM Process No.

19957.006343/2026-54

Dear Officer,

1. We refer to the news article published today in the newspaper Correio Braziliense, section Economy, entitled: "BTG evaluates BRB assets”, which states, among other assertions:

“During an event held yesterday in São Paulo, BTG´s chairman, André Esteves, stated that the bank is monitoring BRB´s assets for potential acquisition, except for those originating from Banco Master... On the same occasion, Esteves also commented that other large banks are acquiring BRB assets. Bradesco and Itaú have already negotiated with BRB the acquisition of loan portfolios totaling on billion reais, granted to states and municipalities with authorization from the Federal Union.”

2. Considering the above, we request that you clarify whether the news article is true, and, if so, explain the reasons why you considered that such information is not a material fact, as well as provide any additional information you deem relevant on the subject.

3. It should be noted that, in accordance with Article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for the disclosure and communication to CVM and, if necessary, to stock exchanges and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that has occurred or is related to its business, as well as for ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

4. Such manifestation should occur by means of Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/B3 questionings, subject: News published in the Media, which should include the transcription of this Official Letter. The response to this request for a clarification through a Notice to the Market, does not exempt the company from any liability for the failure to disclose a Material Fact in a timely manner, pursuant to CVM Resolution No. 44/21.

Clarifications on CVM/B3 questionings

5. We hereby warn that the Superintendence of Company Relations, in the exercise of its legal attributes and, based on Item II, Article 9, of Law No. 6.385/76, and CVM Resolution No. 47/21, may impose a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative penalties, for failure to comply with the requirement contained in this official letter, sent exclusively by email, up to April 15, 2026.

Sincerely,

Document signed electronically by Maria Luisa Azevedo Wernesbach, Inspetor Federal do Mercado de Capitais, on 4/14/2026, at 10:59 p.m., based on Article 6 of Decree No. 8.539, of October 8, 2015.

Document signed electronically by Nilza Maria Silva de Oliveira, Gerente, on 4/14/2026, at 11:17 p.m., based on Article 6 of Decree No. 8.539, of October 8, 2015.

This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador"

2676120 - and the "Código CRC" 008DDD00.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.